UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dematco, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24804V109

(CUSIP NUMBER)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☒ Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24804V109

1. NAME OF REPORTING PERSON

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Crédit Agricole S.A.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5. SOLE VOTING POWER None
6. SHARED VOTING POWER 10,100,000
7. SOLE DISPOSITIVE POWER None
8. SHARED DISPOSITIVE POWER 10,100,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,100,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.67%

12. TYPE OF REPORTING PERSON

FI

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CUSIP NO. 24804V109

1. NAME OF REPORTING PERSON

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Calyon

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 10,100,000
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 10,100,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,100,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.67%

12. TYPE OF REPORTING PERSON

FI

3

CUSIP NO. 24804V109

1. NAME OF REPORTING PERSON

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Crédit Agricole Cheuvreux

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 10,100,000
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 10,100,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,100,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.67%

12. TYPE OF REPORTING PERSON

FI

4

CUSIP NO. 24804V109

1. NAME OF REPORTING PERSON

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Crédit Agricole Cheuvreux International Ltd

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5. SOLE VOTING POWER 10,100,000
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 10,100,000
8. SHARED DISPOSITIVE POWER 0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,100,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.67%

12. TYPE OF REPORTING PERSON

FI

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SCHEDULE 13G

ITEM 1 (a) Name of Issuer:

Dematco, Inc.

ITEM 1 (b) Address of Issuer's Principal Executive Offices:

17337 Ventura Boulevard

Suite 208

Encino, CA 91316

ITEM 2 (a) Name of Persons Filing:

Crédit Agricole S.A.

Calyon

Crédit Agricole Cheuvreux

Crédit Agricole Cheuvreux International Ltd

ITEM 2 (b) Address of Principal Business Office or, if none, Residence:

Crédit Agricole S.A. has its registered office at 91-93 boulevard Pasteur, 75015 Paris, France.

Calyon has its registered office at 9, quai du Président Paul Doumer, 92920 Paris – La Défense, France.

Crédit Agricole Cheuvreux has its registered office at 9, quai du Président Paul Doumer, 92920 Paris – La Défense, France.

Crédit Agricole Cheuvreux International Ltd has its registered office at Moor House, 120 London Wall, London EC2Y  5ET, United Kingdom.

ITEM 2 (c) Citizenship:

See Item 4 of Cover Pages

ITEM 2 (d) Title of Class of Securities:

Common Stock

ITEM 2 (e) CUSIP NUMBER:

24804V109

ITEM 3 If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

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(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☒	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Crédit Agricole S.A. is a French bank.

Calyon is a French bank.

Crédit Agricole Cheuvreux is a French broker-dealer.

Crédit Agricole Cheuvreux International Ltd is a U.K. broker-dealer.

ITEM 4 Ownership.

(a) Amount beneficially owned: See Item 9 of Cover Pages

(b) Percent of Class: See Item 11 of Cover Pages

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii) shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii) sole power to dispose of or to direct the disposition of: See Item 7 of Cover Pages

(iv) shared power to dispose of or direct the disposition of: See Item 8 of Cover Pages

ITEM 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

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ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8 Identification and Classification of Members of the Group.

Please see Exhibit I

ITEM 9 Notice of Dissolution of Group.

Not Applicable

ITEM 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a French Bank, a French broker-dealer and U.K. broker-dealer is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

/s/ R. Wack

By: R. Wack

Title: Deputy – Head of Group Compliance Crédit Agricole S.A.

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Table of Exhibits

Exhibit I	Identification and Classification of Members of the Group

Exhibit II	Joint Filing Agreement between Crédit Agricole Cheuvreux International Ltd, Crédit Agricole Cheuvreux, Calyon and Crédit Agricole S.A.

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